Exhibit 21 - Subsidiaries

The Company’s subsidiaries are High Sierra Technologies, Inc., a Nevada Corporation, Gulf Acquisition, Inc., a Nevada Corporation and the 50% interest in Organipure, Inc., a Nevada Corporation. The Company controls 50% of the Board of Directors of Organipure, Inc.